UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference into (i) the Registration Statement on Form F-3 (File No. 333-233852) of China Natural Resources, Inc. (the “Company”), (ii) the Registration Statement on Form F-3 (File No. 333-252895) of the Company, and (iii) the Registration Statement on Form S-8 (File No. 333-266219) of the Company, and in each instance the related prospectus, as such registration statements and prospectuses may be amended or supplemented from time to time, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Unaudited Results of Operations

Furnished herewith on behalf of the Company are the following:

(a)       Unaudited Financial Statements:

-	Condensed Consolidated Statements of Profit or Loss (Unaudited) for the Six Months Ended June 30, 2023 and 2022

-	Condensed Consolidated Statements of Comprehensive Income (Unaudited) for the Six Months Ended June 30, 2023 and 2022

-	Condensed Consolidated Statements of Financial Position as of June 30, 2023 (Unaudited) and December 31, 2022

-	Condensed Consolidated Statements of Changes in Equity (Unaudited) for the Six Months Ended June 30, 2023 and 2022

-	Condensed Consolidated Statements of Cash Flows (Unaudited) for the Six Months Ended June 30, 2023 and 2022

-	Notes to Condensed Consolidated Financial Statements (Unaudited)

(b)       Management's Discussion and Analysis of Financial Condition and Results of Operations

Amendment Agreement to Sale and Purchase Agreement for William Minerals

On December 22, 2023, the Company entered into an amendment agreement (the “Amendment Agreement”) to the sale and purchase agreement Dated as of February 27, 2023 by and among Feishang Group and Top Pacific (China) Limited (together, the “Sellers”), and the respective beneficial owner of the Sellers, Mr. Li Feilie and Mr. Yao Yuguang (the “SPA”) with the parties thereto. The SPA was originally entered into for the purposes of acquiring 100% equity interests of Greatfame Investments Limited, which owns 100% equity interest in Williams Minerals (Pvt) Ltd (“Williams Minerals”) (the “Acquisition”). As the Sellers are still in the process of satisfying conditions precedent to the closing of the Acquisition in accordance with the SPA, including but not limited to obtaining requisite governmental approvals, the parties entered into the Amendment Agreement to extend the long stop date for closing the Acquisition from December 31, 2023 to December 31, 2024.

The description of the Amendment Agreement herein is qualified in its entirety by reference to the Amendment Agreement to Sale and Purchase Agreement dated as of December 22, 2023 by and among the Company, the Sellers and the respective beneficial owner of the Sellers, which is filed as Exhibit 99.1 to this Form 6-K.

Press Release

On December 22, 2023, the Company issued a press release including a portion of the information contained in this current report. The press release furnished herewith as Exhibit 15.1 shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit Index

15.1	Press Release dated December 22, 2023.
99.1

Amendment Agreement dated as of December 22, 2023 to Sale and Purchase Agreement dated as of February 27, 2023 by and among the Company, Feishang Group and Top Pacific (China) Limited, Li Feilie and Yao Yuguang.

101.INS	Inline XBRL Instance Document - this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: December 22, 2023	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer

 2

CHINA NATURAL RESOURCES, INC.

F-1

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(Amounts in thousands, except share and per share data)

		Six Months Ended June 30,
		2022	2023	2023
		CNY	CNY	US$
	Notes	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	4	16,072	12,216	1,684
Cost of sales		(8,771)	(5,376)	(741)
GROSS PROFIT		7,301	6,840	943

Selling and distribution expenses		(410)	(420)	(58)
Administrative expenses		(8,733)	(10,018)	(1,381)
Other income		731	642	89
Fair value gain/(loss) on financial instruments	6	559	(86)	(12)
Impairment losses on financial assets	6	(2,972)	(10,763)	(1,484)
Finance costs	5	(1,822)	(1,930)	(266)
Finance income	5	9,376	8,101	1,117

PROFIT/(LOSS) BEFORE INCOME TAX	6	4,030	(7,634)	(1,052)

Income tax expense	7	(357)	(1,827)	(252)

PROFIT /(LOSS) FOR THE PERIOD		3,673	(9,461)	(1,304)

ATTRIBUTABLE TO:
Owners of the Company		1,949	(10,742)	(1,481)
Non-controlling interests		1,724	1,281	177

		3,673	(9,461)	(1,304)

EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- Earnings/(loss) per share	8	0.24	(1.31)	(0.18)

F-2

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(Amounts in thousands)

	Six Months Ended June 30
	2022	2023	2023
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

PROFIT/(LOSS) FOR THE PERIOD	3,673	(9,461)	(1,304)

Other comprehensive losses that will be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the subsidiaries	(4,616)	(5,129)	(706)
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the Company	5,361	4,747	654

Total other comprehensive income/(loss) for the period, net of tax	745	(382)	(52)

TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD	4,418	(9,843)	(1,356)

Attributable to:
Owners of the Company	2,694	(11,124)	(1,533)
Non-controlling interests	1,724	1,281	177

	4,418	(9,843)	(1,356)

F-3

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2023 (UNAUDITED) AND DECEMBER 31, 2022

(Amounts in thousands)

		December 31,	June 30,
		2022	2023	2023
		CNY	CNY	US$
	Notes	(Audited)	(Unaudited)	(Unaudited)

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	9	424	324	45
Intangible assets		19,381	18,987	2,618
Right-of-use assets		2,993	2,329	321
Trade receivables	10	10,520	4,714	650
Contract assets	11	89,713	89,085	12,282
Other non-current assets	12	4	252,738	34,844

TOTAL NON-CURRENT ASSETS		123,035	368,177	50,760

CURRENT ASSETS
Inventories		729	912	126
Trade receivables	10	46,760	56,274	7,758
Bills receivable	10	8,500	9,200	1,268
Contract assets	11	21,647	17,842	2,460
Prepayments		1,732	1,795	247
Other receivables	13	82,733	79,279	10,930
Other current assets		3,160	3,165	436
Cash and cash equivalents	14	31,695	32,209	4,440

TOTAL CURRENT ASSETS		196,956	200,676	27,665

TOTAL ASSETS		319,991	568,853	78,425

F-4

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF JUNE 30, 2023 (UNAUDITED) AND DECEMBER 31, 2022

(Amounts in thousands)

		December 31,	June 30,
		2022	2023	2023
		CNY	CNY	US$
	Notes	(Audited)	(Unaudited)	(Unaudited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables		20,326	21,529	2,968
Contract liabilities		690	690	95
Other payables and accruals	15	16,724	96,022	13,239
Income tax payable		10,732	11,729	1,617
Provision		494	—	—
Derivative financial liabilities	16	824	958	132
Interest-bearing loans and borrowings	18	3,000	3,500	483
Lease liabilities		1,317	1,309	182
Due to related companies	20	3,408	6,117	843
Due to the Shareholder	20	7,153	184,054	25,375

TOTAL CURRENT LIABILITIES		64,668	325,908	44,934

NON-CURRENT LIABILITIES
Deferred tax liabilities		5,276	5,266	726
Lease liabilities		1,598	1,073	148
Interest-bearing loans and borrowings	18	71,000	69,000	9,513

TOTAL NON-CURRENT LIABILITIES		77,874	75,339	10,387

TOTAL LIABILITIES		142,542	401,247	55,321

EQUITY
Issued capital	19	450,782	450,782	62,146
Other capital reserves	19	735,319	735,319	101,374
Accumulated losses		(1,109,010)	(1,119,752)	(154,374)
Other comprehensive losses		(9,322)	(9,704)	(1,340)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		67,769	56,645	7,806
NON-CONTROLLING INTERESTS		109,680	110,961	15,298

TOTAL EQUITY		177,449	167,606	23,104

TOTAL LIABILITIES AND EQUITY		319,991	568,853	78,425

F-5

CHINA NATURAL RESOURCES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(Amounts in thousands)

Attributable to Owners of the Company

	Issued capital	Other capital reserves	Accumulated losses	Other comprehensive (loss)/income	Total	Non-controlling interests	Total Equity
	CNY	CNY	CNY	CNY	CNY	CNY	CNY
As of January 1, 2022	450,782	719,110	(1,084,387)	(10,821)	74,684	107,353	182,037
Profit for the period	—	—	1,949	—	1,949	1,724	3,673
Foreign currency translation adjustments	—	—	—	745	745	—	745
Total comprehensive income	—	—	1,949	745	2,694	1,724	4,418
As of June 30, 2022	450,782	719,110	(1,082,438)	(10,076)	77,378	109,077	186,455

As of January 1, 2023	450,782	735,319	(1,109,010)	(9,322)	67,769	109,680	177,449
(Loss)/Profit for the period	—	—	(10,742)	—	(10,742)	1,281	(9,461)
Foreign currency translation adjustments	—	—	—	(382)	(382)	—	(382)
Total comprehensive (loss)/income	—	—	(10,742)	(382)	(11,124)	1,281	(9,843)
As of June 30, 2023	450,782	735,319	(1,119,752)	(9,704)	56,645	110,961	167,606
As of June 30, 2023 (US$)	62,146	101,374	(154,374)	(1,340)	7,806	15,298	23,104

F-6

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(Amounts in thousands)

		Six Months Ended June 30
		2022	2023	2023
		CNY	CNY	US$
	Notes	(Unaudited)	(Unaudited)	(Unaudited)

OPERATING ACTIVITIES		(4,482)	3,047	420

INVESTING ACTIVITIES
Purchase of property, plant and equipment		(6)	(6)	(1)
Disposal of property, plant and equipment		3	—	—
Expenditures on mine development		—	(1,042)	(144)

Net cash flows used in investing activities		(3)	(1,048)	(145)

FINANCING ACTIVITIES
Repayments of bank loans		(1,500)	(1,500)	(207)
Advances from related companies		149	2,440	336
Payment of principal portion of lease liabilities		(543)	(583)	(80)
Payment of interest expenses of lease liabilities		(53)	(81)	(11)
Interest paid		(1,954)	(1,878)	(259)

Net cash flows used in financing activities		(3,901)	(1,602)	(221)

NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS		(8,386)	397	54

NET FOREIGN EXCHANGE DIFFERENCE		942	117	16

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		58,359	31,695	4,370

CASH AND CASH EQUIVALENTS AT END OF PERIOD	13	50,915	32,209	4,440

F-7

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Natural Resources, Inc. (“CHNR” or the “Company”) is a British Virgin Islands (“BVI”) holding company incorporated in 1993. The address of the principal executive office is Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The Company’s principal activity is investment holding. The Company’s subsidiaries (collectively with CHNR, the “Group”) are primarily involved in the exploration and mining and wastewater treatment businesses in the People’s Republic of China (“PRC”).

CHNR’s principal shareholder is Feishang Group Limited (“Feishang Group” or the “Shareholder”), a BVI corporation. Mr. Li Feilie is the controlling shareholder of Feishang Group. In the opinion of the directors of the Company (the “Directors”), the ultimate parent of CHNR is Laitan Investment Limited, a BVI corporation.

2.1	BASIS OF PRESENTATION

The interim condensed consolidated financial statements for the six months ended June 30, 2023 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. As of June 30, 2023, the Group had net current liabilities of CNY125,232 (US$17,269). In view of the circumstance, the directors have given consideration to the future liquidity and performance of the Group and its available sources of financing in assessing whether the Group will have sufficient financial resources to continue as a going concern. The Group has obtained letters from each of Feishang Group Limited (“Feishang Group” or the “Shareholder”) and Feishang Enterprise Group Company Limited (“Feishang Enterprise”), entities controlled by Mr. Li Feilie, the principal beneficial shareholder of the Company, which state that Feishang Group and Feishang Enterprise will provide continuous financial support to the Group in relation to the going concern of its operations, and will not recall any amounts due to them until the Group has sufficient liquidity to finance its operations. Feishang Enterprise’s letter also states that it will pay debts on behalf of the Group when needed. Accordingly, in the opinion of the directors, it is appropriate for the financial statements to be prepared on a going concern basis, and not less than 12 months from the end of the reporting period.

The interim condensed consolidated financial statements do not include all the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements, and should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Group’s annual report on Form 20-F for the year ended December 31, 2022 (the “2022 Annual Report”).

The condensed consolidated financial statements include the accounts of CHNR and those subsidiaries in which CHNR has direct or indirect controlling interests. The Company’s subsidiaries as of June 30, 2023 are as described in the 2022 Annual Report.

For the convenience of readers, amounts in Renminbi, the Chinese currency (“CNY”), have been translated into United States dollars (“US$”) at the applicable rate of US$1.00 = CNY7.2535 as quoted by www.ofx.com as of June 30, 2023, except as otherwise disclosed. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

F-8

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The accounting policies adopted in the preparation of the interim condensed consolidated financial information are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022, except for the adoption of the following new and revised IFRS for the first time for the current period’s financial information.

Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Amendments to IAS 12	International Tax Reform – Pillar Two Model Rules

The nature and impact of the revised IFRSs that are applicable to the Group are described below:

(a)	Amendments to IAS 1 require entities to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. Amendments to IFRS Practice Statement 2 provide non-mandatory guidance on how to apply the concept of materiality to accounting policy disclosures. The Group has applied the amendments since 1 January 2023. The amendments did not have any impact on the Group’s interim condensed consolidated financial information but are expected to affect the accounting policy disclosures in the Group’s annual consolidated financial statements.

(b)	Amendments to IAS 8 clarify the distinction between changes in accounting estimates and changes in accounting policies. Accounting estimates are defined as monetary amounts in financial statements that are subject to measurement uncertainty. The amendments also clarify how entities use measurement techniques and inputs to develop accounting estimates. The Group has applied the amendments to changes in accounting policies and changes in accounting estimates that occur on or after 1 January 2023. Since the Group’s policy of determining accounting estimates aligns with the amendments, the amendments did not have any impact on the financial position or performance of the Group.

(c)	Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction narrow the scope of the initial recognition exception in IAS 12 so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences, such as leases and decommissioning obligations. Therefore, entities are required to recognize a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability for temporary differences arising from these transactions. The Group did not apply the initial recognition exception and recognized a deferred tax asset and a deferred tax liability for temporary differences for transactions related to leases before the initial application of these amendments. The amendments don’t have any significant impact on the Group’s financial statements.

F-9

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (CONTINUED)

(d)	Amendments to IAS 12 International Tax Reform – Pillar Two Model Rules introduce a mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the implementation of the Pillar Two model rules published by the Organisation for Economic Co-operation and Development. The amendments also introduce disclosure requirements for the affected entities to help users of the financial statements better understand the entities’ exposure to Pillar Two income taxes, including the disclosure of current tax related to Pillar Two income taxes separately in the periods when Pillar Two legislation is effective and the disclosure of known or reasonably estimable information of their exposure to Pillar Two income taxes in periods in which the legislation is enacted or substantively enacted but not yet in effect. Entities are required to disclose the information relating to their exposure to Pillar Two income taxes in annual periods beginning on or after 1 January 2023, but are not required to disclose such information for any interim periods ending on or before 31 December 2023. Since the Group did not fall within the scope of the Pillar Two model rules, the amendments did not have any impact to the Group.

F-10

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the Group’s management and the Company’s Board of Directors for the purpose of resource allocation and performance assessment.

Management assesses the performance of operating segments based on profit or loss before income tax in related periods. The manner of assessment is consistent with that applied in these financial statements.

As of June 30, 2023, the Group’s two reportable operating segments are summarized below:

- Wastewater treatment segment, which consists of sales of assembled equipment, provision of construction services and participating in PPP projects as operator;

- Exploration and mining segment, which consists of the exploration for lead, silver, lithium and other metals;

Deferred tax assets, income tax payable and deferred tax liabilities are excluded from segment assets and segment liabilities. The Group had neither sale of products nor provisions of services between the operating segments.

For the six months ended June 30, 2022, the segment results were as follows:

	Wastewater treatment	Exploration and mining	Corporate activities	Total
	CNY	CNY	CNY	CNY
Six months ended June 30, 2022 (Unaudited)
Revenues from external customers	16,072	—	—	16,072

Segment profit before income tax	3,784	245	1	4,030

Income tax expenses				(357)

Profit for the period				3,673

Other items
Depreciation of property, plant and equipment	(114)	(26)	(1)	(141)
Depreciation of right of use assets	(347)	—	(360)	(707)
Amortization of intangible assets	(404)	—	—	(404)
Impairment (losses)/reversal on financial assets
- Trade receivables	(1,936)	—	—	(1,936)
- Contract assets	41	—	—	41
- Other receivables	—	—	(1,077)	(1,077)
Other income	30	700	1	731
Fair value gain on financial instruments	—	—	559	559
Finance costs	(1,799)	(1)	(22)	(1,822)
Finance income	7,857	—	1,519	9,376

F-11

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION (CONTINUED)

For the six months ended June 30, 2023, the segment results were as follows:

	Wastewater treatment	Exploration and mining	Corporate activities	Total
	CNY	CNY	CNY	CNY
Six months ended June 30, 2023 (Unaudited)
Revenues from external customers	12,216	—	—	12,216

Segment profit (loss) before income tax	353	(73)	(7,914)	(7,634)

Income tax expenses				(1,827)

Loss for the period				(9,461)

Other items
Depreciation of property, plant and equipment	(103)	(2)	(1)	(106)
Depreciation of right of use assets	(359)	—	(354)	(713)
Amortization of intangible assets	(395)	—	—	(395)
Impairment (losses)/reversal on financial assets
- Trade receivables	(388)	—	—	(388)
- Contract assets	(3,546)	—	—	(3,546)
- Other receivables	—	—	(6,829)	(6,829)
Other income	142	500	—	642
Fair value loss on financial instruments	—	—	(86)	(86)
Finance costs	(1,884)	(1)	(45)	(1,930)
Finance income	4,702	—	3,399	8,101

F-12

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION (CONTINUED)

For the six months ended June 30, 2023, the segment results were as follows (continued):

	Wastewater treatment	Exploration and mining	Corporate activities	Total
	US$	US$	US$	US$
Six months ended June 30, 2023 (Unaudited)
Revenues from external customers	1,684	—	—	1,684

Segment profit(loss) before income tax	49	(10)	(1,091)	(1,052)

Income tax expenses				(252)

Loss for the period				(1,304)

Other items
Depreciation of property, plant and equipment	(14)	—	—	(14)
Depreciation of right of use assets	(49)	—	(49)	(98)
Amortization of intangible assets	(54)	—	—	(54)
Impairment (losses)/reversal on financial assets
- Trade receivables	(53)	—	—	(53)
- Contract assets	(489)	—	—	(489)
- Other receivables	—	—	(942)	(942)
Other income	20	69	—	89
Fair value loss on financial instruments	—	—	(12)	(12)
Finance costs	(260)	—	(6)	(266)
Finance income	648	—	469	1,117

F-13

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION (CONTINUED)

The following table presents the asset and liability information of the Group’s operating segments as of December 31, 2022, and June 30, 2023:

	Wastewater treatment	Exploration and mining	Corporate activities	Total
	CNY	CNY	CNY	CNY
As of December 31, 2022 (Audited)

Segment assets	312,229	286	87,476	399,991

Reconciliation:
Elimination of inter-segment receivables				(80,000)

Total assets				319,991

Segment liabilities	107,096	3,298	96,140	206,534

Reconciliation:
Elimination of inter-segment payables				(80,000)

Unallocated liabilities:
Deferred tax liabilities				5,276
Income tax payable				10,732

Total liabilities				142,542

	Wastewater treatment	Exploration and mining	Corporate activities	Total
	CNY	CNY	CNY	CNY
As of June 30, 2023 (Unaudited)

Segment assets	313,098	255,233	80,522	648,853

Reconciliation:
Elimination of inter-segment receivables				(80,000)

Total assets				568,853

Segment liabilities	113,448	258,436	92,368	464,252

Reconciliation:
Elimination of inter-segment payables				(80,000)

Unallocated liabilities:
Deferred tax liabilities				5,266
Income tax payable				11,729

Total liabilities				401,247

F-14

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

3.	SEGMENT INFORMATION (CONTINUED)

The following table presents the asset and liability information of the Group’s operating segments as of December 31, 2022, and June 30, 2023(continued):

	Wastewater treatment	Exploration and mining	Corporate activities	Total
	US$	US$	US$	US$
As of June 30, 2023 (Unaudited)

Segment assets	43,165	35,188	11,101	89,454

Reconciliation:
Elimination of inter-segment receivables				(11,029)

Total assets				78,425

Segment liabilities	15,640	35,633	12,734	64,007

Reconciliation:
Elimination of inter-segment payables				(11,029)

Unallocated liabilities:
Deferred tax liabilities				726
Income tax payable				1,617

Total liabilities				55,321

4.	REVENUE FROM CONTRACT WITH CUSTOMERS

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	Six months ended June 30,
	2022	2023	2023
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Type of goods or services
Construction contract revenue	12,639	8,690	1,198
Operation and maintenance services	—	405	56
Operation services of service concession arrangement	3,433	3,121	430
Total revenue from contracts with customers	16,072	12,216	1,684

Geographic market
Mainland China	16,072	12,216	1,684

Timing of revenue recognition
Over time	16,072	12,216	1,684
Total revenue from contracts with customers	16,072	12,216	1,684

F-15

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

4. REVENUE FROM CONTRACT WITH CUSTOMERS (CONTINUED)

(i)	The Group had neither revenue from the exploration and mining segment, nor inter-segment revenue for six months ended June 30, 2022 and 2023. No revenue was recognized in the current reporting period that was included in the contract liabilities at the beginning of the reporting period and recognized from performance obligations satisfied in previous periods.

(ii) Performance obligation

Construction services

The Group’s performance in respect of construction services creates or enhances an asset or work in progress that the customer controls as the asset is created or enhanced. The Group satisfies the performance obligation and recognizes revenue over time, by reference to completion of the specific transaction assessed on the basis of the surveyors’ assessment of work performed for each contract.

Operation and maintenance services

Revenue from maintenance services is recognized over the period of time that the services are rendered, and the benefits are received and consumed simultaneously by the customers.

Operation services of service concession arrangements

The operation revenue from service concession arrangements is recognized over the period of time that the services are rendered, and the benefits are received and consumed simultaneously by the customers.

(iii) Significant financing components

The majority of the Group’s customers are town/village government entities or main contractors of governmental infrastructure projects whose time of payment for the service or goods received from the Group depends on the appropriation and approval of funds. Certain customers for construction services, sales of wastewater treatment equipment, and maintenance services will generally settle the amounts owed to the Group in a number of specified instalments covering periods ranging from one year to five years. Therefore, the Group’s management considers the contracts with customers which are town/village government entities or main contractors of the governmental infrastructure projects as containing a significant financing component. For each of the six months ended June 30, 2022 and 2023, the respective revenue considerations were adjusted for this financing component based on an imputed interest rate of 4.75% per annum and the Group’s revenue was adjusted to CNY771 and CNY597 (US$82), respectively. The interest income related to the significant financing components is disclosed in Note 5 to the financial statements.

F-16

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

5.	FINANCE INCOME AND COSTS

	Six months ended June 30,
	2022	2023	2023
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Finance income
Interest income on loans to a third party	3,396	3,396	469
Interest income on revenue contracts with significant financing component	2,547	1,331	183
Interest income from service concession arrangement	3,389	3,343	461
Interest income on bank deposit	44	31	4
	9,376	8,101	1,117

Finance costs
Interest expenses on loans	1,954	1,878	259
Interest expense on lease liabilities	53	81	11
Other finance costs	(185)	(29)	(4)
	1,822	1,930	266

F-17

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

6.	PROFIT/(LOSS) BEFORE INCOME TAX

The Group’s profit/(loss) before tax is arrived at after (crediting)/charging:

	Six months ended June 30,
	2022	2023	2023
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Crediting:
Finance income (Note 5)	(9,376)	(8,101)	(1,117)

Charging:
Cost of sales
- Construction service	5,107	2,423	334
- Operation and maintenance services	—	256	35
- Operation services related to service concession arrangement	3,664	2,697	372
Total	8,771	5,376	741

Depreciation
- Property, plant and equipment	141	106	14
- Right-of-use assets	707	713	98
Amortization of intangible assets	404	395	54
Expense relating to short-term leases	174	209	29
Impairment losses/(reversal) on financial assets:
- Trade receivables	1,936	388	53
- Contract assets	(41)	3,546	489
- Other receivables	1,077	6,829	942
Fair value (gain)/loss on financial instruments:
- Derivative financial liabilities (Note 16(b))	(559)	86	12
Other income	(731)	(642)	(89)
Finance costs (Note 5)	1,822	1,930	266

F-18

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

7.	INCOME TAX EXPENSE

The Company is incorporated in the BVI and conducts its primary business operations through its subsidiaries in mainland China. It also has intermediate holding companies in the BVI and Hong Kong. Under the current laws of the BVI, the Company and its subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. The Hong Kong Profits Tax rate is 16.50%. The Company’s Hong Kong subsidiaries have both Hong Kong–sourced and non-Hong Kong–sourced income. The latter is not subject to Hong Kong Profits Tax and the related expenses are non-tax-deductible. For the Hong Kong–sourced income, no provision for Hong Kong Profits Tax was made as such operations sustained tax losses during the six months ended June 30, 2022 and 2023. Furthermore, there are no withholding taxes in Hong Kong on the remittance of dividends.

China

Under the Law of the PRC on corporate income tax and the Implementation Regulation of the Corporate Income Tax Law (collectively, the “CIT Law”), the Company’s PRC subsidiaries are generally subject to PRC corporate income tax at the statutory rate of 25% on their respective estimated assessable profits for the six months ended June 30, 2022 and 2023. Certain PRC subsidiaries of the Company engaged in environmental protection projects were subject to tax at a preferential tax rate of 12.5% or fully exempted from income tax according to the preferential policy of CIT law for the six months ended June 30, 2022 and 2023.

Under the prevailing CIT Law and its relevant regulations, any dividends paid by the Company’s mainland China subsidiaries from their earnings derived after January 1, 2008 to the Company’s Hong Kong subsidiaries are subject to PRC dividend withholding tax of 5% or 10%, depending on the applicability of the Sino-Hong Kong tax treaty.

The current and deferred components of income tax expense are as follows:

	Six months ended June 30,
	2022	2023	2023
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Current income tax expense	1,548	1,837	254
Deferred income tax benefit	(1,191)	(10)	(2)

Total	357	1,827	252

F-19

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

8.	EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is calculated by dividing the earnings/(loss) for the period attributable to ordinary equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted earnings/(loss) per share is calculated by dividing the earnings/(loss) attributable to ordinary equity holders of the Company by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all outstanding dilutive securities into common shares.

Basic and diluted net earnings/(loss) per share for the six months ended June 30, 2022 and 2023 are as follows:

	Six months ended June 30,
	2022	2023	2023
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Profit/(loss):
Profit/(loss) attributable to ordinary equity holders of the Company	1,949	(10,742)	(1,481)

Weighted average number of ordinary shares in issue during the period	40,948,082	40,948,082	40,948,082

Weighted average number of ordinary shares for basic and diluted earnings/(loss) per share*	8,197,897	8,197,897	8,197,897

Earnings/(loss) per share:
Basic and diluted*	0.24	(1.31)	(0.18)

*	The basic and diluted earnings/(loss) per ordinary share has been adjusted retrospectively for the share combination which became effective on April 3, 2023.

The Company did not have any potential diluted shares for the six months ended June 30, 2022 and 2023. For the period ended June 30, 2022 and 2023, the effects of the outstanding warrants and share options were anti-dilutive and excluded from the computation of diluted earnings/(loss) per share. Accordingly, the diluted earnings/(loss) per share amounts are the same as the basic earnings/(loss) per share amounts for all periods presented.

9.	PROPERTY, PLANT AND EQUIPMENT

During the six months ended 30 June 2023, the Group acquired assets at a cost of CNY6 (US$1) (six months ended 30 June 2022: CNY6).

None of assets were disposed by the Group during the six months ended 30 June 2023 (six months ended 30 June 2022: CNY3).

No impairment loss was recognized for the six months ended 30 June 2023 and 2022.

F-20

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

10.	TRADE RECEIVABLE

	December 31,	June 30,
	2022	2023	2023
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Non-current
Trade receivables from third parties	13,128	8,460	1,166
Less: Impairment allowance	(2,608)	(3,746)	(516)
	10,520	4,714	650

Current
Trade receivables from service concession agreement	22,927	29,276	4,036
Trade receivables from construction contracts	34,850	37,265	5,137
Less: Impairment allowance	(11,017)	(10,267)	(1,415)
	46,760	56,274	7,758

Total	57,280	60,988	8,408

An aging analysis of the trade receivables as of the end of the reporting period, based on the invoice date and net of loss allowance, is as follows:

	December 31,	June 30,
	2022	2023	2023
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Within 1 year	18,401	14,577	2,010
Between 1-2 years	13,896	13,058	1,800
Between 2-3 years	4,518	11,860	1,635
Over 3 years	20,465	21,493	2,963

Total	57,280	60,988	8,408

F-21

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

10.	TRADE RECEIVABLE (CONTINUED)

Movements of loss allowance during the year/period are analyzed as follows:

	Year Ended December 31,	Six Months Ended June 30,
	2022	2023	2023
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Beginning of the year/period	17,614	13,625	1,878
Provision for expected credit losses (“ECLs”)	(3,989)	388	53

End of the year/period	13,625	14,013	1,931

The Group elected to apply the simplified approach for providing impairment for ECLs prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. To measure ECLs, trade receivables were classified according to the characteristics of shared credit risk and days past due. The ECLs below also incorporate forward looking information. The impairment as of December 31, 2022 and June 30, 2023 was determined as follows:

		Past Due
	Current	within 1 years	1-2 years	2-3 years	over 3 years		Total

As of December 31, 2022:
Expected credit loss rate		0%	9%	29%	34%		19%
Gross carrying amount (CNY)	—	18,406	15,195	6,399	30,905		70,905
Impairment allowances (CNY)	—	5	1,299	1,881	10,440	(i)	13,625

As of June 30, 2023:
Expected credit loss rate		0%	0%	12%	36%		19%
Gross carrying amount (CNY)	335	14,291	13,062	13,474	33,839		75,001
Impairment allowances (CNY)	—	49	4	1,614	12,346	(i)	14,013
Impairment allowances (US$)	—	7	1	222	1,701		1,931

(i)	The impairment allowances included an amount of CNY4,600 and CNY4,619 (US$637) as of December 31, 2022 and June 30, 2023, respectively, for specific trade receivables which were considered to be in default due to conditions which indicated that the Group was unlikely to receive the outstanding contractual amounts in full.

F-22

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

11.	CONTRACT ASSETS

		December 31,	June 30,
		2022	2023	2023
		CNY	CNY	US$
		(Audited)	(Unaudited)	(Unaudited)

Non-current
Service concession assets	(a)	89,740	89,112	12,286
Less: impairment allowance		(27)	(27)	(4)
		89,713	89,085	12,282

Current
Service concession assets	(a)	7,423	7,423	1,023
Other contract assets	(b)	14,930	14,671	2,023
Less: impairment allowance		(706)	(4,252)	(586)
		21,647	17,842	2,460

Total		111,360	106,927	14,742

(a)	Service concession assets bearing an imputed interest of 7% arose from the Group’s revenue from construction service under a build-own-transfer ("BOT") arrangement rendered by the Group's subsidiary, Shaoguan Angrui Environmental Technology Development Co., Limited ("Shaoguan Angrui"). The facilities that the service concession arrangement relate to were under construction phases from June 2018 to December 2020 and commenced operation in January 2021.

The amounts for the service concession arrangement are not yet due for payment and will be settled by revenue to be generated during the operating periods of the service concession arrangement. Amounts billed will be transferred to trade receivables.

As of December 31, 2022, and June 30, 2023, the Group’s concession rights associated with the environmental water projects (comprising intangible assets, contract assets and trade receivables) with aggregate gross carrying amounts of CNY139,060 and CNY144,415, respectively, were pledged to secure bank loans from the Bank of Communications with outstanding balances of CNY74,000 and CNY72,500, respectively. Please refer to Note 18 for further details.

(b)	The balances as of December 31, 2022 and June 30, 2023 comprised contract assets arising from performance under certain water treatment plant construction service contracts. Such contracts include payment schedules that require progress payments over the service periods when milestones are reached.

F-23

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

11.  CONTRACT ASSETS (CONTINUED)

The movements in the provision for impairment of contract assets are as follows:

	Year Ended December 31,	Six Months Ended June 30,
	2022	2023	2023
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Beginning of the year/period	562	733	101
Provision for expected credit loss, net	171	3,546	489

End of the year/period	733	4,279	590

An impairment analysis is performed at each reporting date using the probability-of-default approach to measure expected credit losses. The probability of default rates is estimated based on comparable entities with published credit ratings. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions, and forward-looking credit risk information. As of December 31, 2022 and June 30, 2023, assumed the default rate ranged from 0.03% to 43.51% and from 0.03% to 76.00%, respectively.

12.	OTHER NON-CURRENT ASSETS

	December 31,	June 30,
	2022	2023	2023
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Zimbabwe lithium deposits (i)	—	252,716	34,841
Others	4	22	3

Total	4	252,738	34,844

(i)	Please refer to Note 20 (b) for more details.

F-24

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

13.	OTHER RECEIVABLES

	December 31,	June 30,
	2022	2023	2023
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Financial assets
Loans to an unrelated company (i)	83,600	87,200	12,022
Deposits	790	556	76
Others	1,000	1,000	138
	85,390	88,756	12,236

Staff advance	237	249	35
Others	90	87	12
	327	336	47

Impairment allowance	(2,984)	(9,813)	(1,353)

Total	82,733	79,279	10,930

(i)	The balance as of June 30, 2023 consisted of a loan in the amount of CNY80,000 (US$11,029) and the corresponding interest receivable amounted to CNY7,200 (US$993) from an unrelated company, Shenzhen Chaopeng Investment Co., Ltd. The loan was extended for another year to June 30, 2024 when it was due to mature on June 30, 2023. The loan is interest-bearing at a rate of 9% per annum and guaranteed by Shenzhen Feishang Investment Co., Limited, a company unrelated to the Group.

F-25

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

14.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are set out below as of December 31, 2022 and June 30, 2023:

	December 31,	June 30,
	2022	2023	2023
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Cash and cash equivalents
- Cash on hand	71	5	1
- Cash at bank	31,154	32,204	4,439
- Short-term deposits	470	—	—

	31,695	32,209	4,440

The carrying amounts of the Group’s cash and cash equivalents are denominated in the following currencies:

	December 31,	June 30,
	2022	2023	2023
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

CNY	24,709	27,398	3,777
US$	6,255	4,426	610
HK$	731	385	53

	31,695	32,209	4,440

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances and time deposits are deposited with creditworthy banks with no recent history of default.

F-26

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

15.	OTHER PAYABLES AND ACCRUALS

	December 31,	June 30,
	2022	2023	2023
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Financial liabilities
Transaction deposit of mining right acquisition (Note 20 (b))	—	75,815	10,452
Accrued expenses	6,444	7,689	1,061
Deposits from customers	305	305	42
	6,749	83,809	11,555

Penalties related to income tax	4,611	5,450	751
Taxes other than income tax payable (a)	1,885	3,268	451
Accrued payroll	3,108	2,697	372
Others	371	798	110
	9,975	12,213	1,684

Total	16,724	96,022	13,239

(a)	Taxes other than income taxes payable mainly comprise accruals for output value-added tax, city construction tax and education surcharge.

F-27

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

16.	FINANCIAL INSTRUMENTS

(a) Financial assets

Set out below is an overview of financial assets, other than cash and short-term deposits, held by the Group as of December 31, 2022 and June 30, 2023:

	December 31,	June 30,
	2022	2023	2023
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Debt instruments at amortized cost:
Trade receivables: current	46,760	56,274	7,758
Trade receivables: non-current	10,520	4,714	650
Financial assets included in other receivables	82,406	78,943	10,883
Financial assets at fair value through other comprehensive income:
Bills receivable	8,500	9,200	1,268

Total	148,186	149,131	20,559

Total Current	137,666	144,417	19,909
Total Non-current	10,520	4,714	650

(b) Financial liabilities

Set out below, is an overview of financial liabilities of the Group as of December 31, 2022 and June 30, 2023:

	December 31,	June 30,	June 30
	2022	2023	2023
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Derivatives not designated as hedging instruments：
Derivative financial liabilities (i)	824	958	132
Financial liabilities at amortized cost:
Trade payables	20,326	21,529	2,968
Financial liabilities in other payables and accruals	6,749	83,809	11,555
Lease liabilities	2,915	2,382	330
Due to related companies	3,408	6,117	843
Due to the Shareholder	7,153	184,054	25,375
Interest-bearing loans and borrowings	74,000	72,500	9,996

Total	115,375	371,349	51,199

Total current	42,777	301,276	41,538
Total non-current	72,598	70,073	9,661

F-28

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

16. FINANCIAL INSTRUMENTS (CONTINUED)

(b) Financial liabilities (continued)

(i)	On January 20, 2021, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company issued and sold on January 22, 2021, (i) in a registered direct offering, an aggregate of 3,960,000 of its common shares at a price of US$1.85 per share, and (ii) in a concurrent private placement, warrants initially exercisable for an aggregate of 1,584,000* of the Company's common shares with an initial exercise price of US$2.35* per share.

The Company recognized the warrants issued to the investors as derivative financial liabilities (not designated as hedging instruments) with a fair value of CNY9,246 (US$1,427)** on the issue date as the investors have the right to exercise their warrants on a cashless basis. Per IAS 32, a contract settled by a single net payment (generally referred to as net cash-settled or net equity-settled as the case may be) is a financial liability and not an equity instrument. The fair value gain of CNY559 and fair value loss of CNY86 (US$12) (Note 6) were recognized according to fair value changes for the six months ended June 30, 2022 and 2023, respectively.

* On July 14, 2022, the exercise price for the Company’s outstanding warrants was reduced to the amount, 0.623$* per share, equal to the new issuance price of options granted under the China Natural Resources, Inc. 2014 Equity Compensation Plan pursuant to the terms of the warrants. On April 3, 2023, the number of shares under these warrants were adjusted to 316,800 and the exercise prices of these warrants were adjusted to US$3.115 per share due to the Company effected a share combination in which all of the Company's issued and outstanding ordinary shares were combined on a 5-to-1 basis.

** As the changes in equity from this private placement transaction are denominated in US$, the amount in US$ is the actual transaction amount and the corresponding amount in CNY was translated from US$ at the applicable exchange rate of the transaction date, January 22, 2021.

(c) Fair value

Set out below is a comparison, by class, of the carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that are reasonable approximations of fair values:

	December 31,		June 30,
	2022		2023		2023
	CNY		CNY		US$
	(Audited)		(Unaudited)		(Unaudited)
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value

Financial liabilities
Interest-bearing loans and borrowings	74,000	77,636	72,500	76,396	9,996	10,532

Total	74,000	77,636	72,500	76,396	9,996	10,532

F-29

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

16. FINANCIAL INSTRUMENTS (CONTINUED)

(c) Fair value (continued)

The following table provides the fair value measurement hierarchy of the Group’s financial assets and financial liabilities as of December 31, 2022 and June 30, 2023:

As of December 31, 2022	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	CNY	CNY	CNY	CNY
Recurring fair value measurement:
Financial assets
Bills receivable	—	8,500	—	8,500
Financial liabilities
Derivative financial liabilities	—	824	—	824

As of June 30, 2023 (Unaudited)	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	CNY	CNY	CNY	CNY

Recurring fair value measurement:

Financial assets
Bills receivables	—	9,200	—	9,200
Financial liabilities
Derivative financial liabilities	—	958	—	958

As of June 30, 2023 (Unaudited)	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$	US$	US$	US$

Recurring fair value measurement:

Financial assets
Bills receivables	—	1,268	—	1,268
Financial liabilities
Derivative financial liabilities	—	132	—	132

F-30

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

16. FINANCIAL INSTRUMENTS (CONTINUED)

(c) Fair value (continued)

Level 2:

Bills receivable

The fair value valuation of bills receivable is based on directly or indirectly observable inputs (such as recent bill discount rates) through valuation techniques. The fair value of the bills receivable approximate their book value due to the short-term maturity.

Derivative financial liabilities

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

There is no established public trading market for the warrants issued to investors on January 22, 2021. As of June 30, 2023, the Group measured the fair value of those warrants on a recurring basis using a binomial lattice pricing model with significant inputs including the underlying spot price of the Company’s ordinary shares, exercise price, time to expiration, risk-free rate, and equity volatility, etc., which are all relevant observable inputs.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

17.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The financial instruments of the Group primarily include cash and cash equivalents, trade and bills receivable, other receivables, contract assets, derivative financial liabilities, trade payables, other payables, dividends payable, amounts due to related companies, amounts due to the Shareholder, lease liabilities and interest-bearing loans and borrowings.

The Group is exposed to credit risk, foreign currency risk, business and economic risk and liquidity risk. The Group has not used any derivatives or other instruments for hedging purposes. The Group does not hold or issue derivative financial liabilities for trading purposes. The Group reviews and agrees policies for managing each of these risks and they are summarized below.

(a)       Credit risk

Management has a credit policy in place and the exposures to credit risk are monitored on an ongoing basis. Debts are usually due within 30 to 90 days from the date of billing.

Trade receivables of the Group mainly represent receivables in respect of revenue from construction services for wastewater treatment plant construction and sales of wastewater treatment equipment which are settled through progress billing and the operation services of the service concession arrangement which are settled on a quarterly basis. In addition, the Group has contract assets relating to the service concession arrangement and construction services.

As of December 31, 2022, and June 30 2023, “Trade and bills receivables” and “Contract assets” in the aggregate amounted to CNY182,998 and CNY186,207 (US$25,671), respectively, of which CNY120,090 and CNY125,811 (US$17,345) were due from the largest customer and CNY134,930 and CNY142,687 (US$19,671) were due from the five largest customers in the aggregate of the Group, respectively. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated statements of financial position. Since the largest customer, the grantor of the PPP project under the BOT arrangement is a local government authority in the PRC which has high credit rating, the Group considers credit risk to be low as of December 31, 2022 and June 30, 2023. The Group does not hold any collateral over these balances.

Management groups financial instruments based on shared credit risk characteristics, such as instrument type and credit risk ratings for the purpose of determining significant increase in credit risk and calculation of impairment. The carrying amount of each financial asset in the condensed interim consolidated statement of financial position represents the Group’s maximum exposure to credit risk in relation to its financial assets.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

17.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(a)       Credit risk (continued)

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

- significant financial difficulty of the debtor;

- a breach of contract such as a default or past due event; or

- it is probable that the debtor will enter bankruptcy or other financial reorganization.

To manage credit risk arising from trade receivables and contract assets, the credit quality of the debtors is assessed, taking into account their historical settlement records, past experience and other factors. The Group applies the simplified approach to provide for ECLs prescribed by IFRS 9, which permits the use of lifetime expected loss provision for all trade receivables. The ECLs also incorporated forward-looking information.

For financial assets assessed for impairment under the general approach, the Group established a policy to perform an assessment at the end of each reporting period of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument. The Group groups its other receivables into Stage 1, Stage 2 and Stage 3, as described below:

Stage 1 – When other receivables are first recognized, the Group recognized an allowance based on 12 months’ ECLs.

Stage 2 – When other receivables have shown a significant increase in credit risk since origination, the Group records an allowance for the lifetime ECLs.

Stage 3 – Other receivables are considered credit-impaired. The Group records an allowance for the lifetime ECLs.

Management also makes periodic collective assessments for other receivables and amounts due from related companies as well as individual assessments of the recoverability of other receivables based on historical settlement records, past experience and other factors. The Group classified other receivables and amounts due from related companies in Stage 1 and continuously monitored their credit risk. Management believes that there is no material credit risk inherent in the Group’s outstanding balance of other receivables as of December 31, 2022 and June 30, 2023.

The Group does not provide any guarantees that would expose the Group to credit risk. Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from financial assets are set out in Notes 10, 11, 13 to the financial statements.

Cash and cash equivalents

The Group maintains its cash and cash equivalents primarily with various PRC state-owned banks and Hong Kong based financial institutions, which management believes are of high credit quality. The Group performs periodic evaluations of the relative credit standing of those financial institutions.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

17.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(b)       Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits denominated in US$ and HK$ and related exposures are disclosed in Note 14. The Group Treasury closely monitors the international foreign currency market on the change of exchange rates and takes these into consideration when investing in foreign currency deposits and borrowing loans.

CNY is not freely convertible into foreign currencies. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of CNY into foreign currencies. The value of CNY is subject to changes in PRC government policies and to international economic and political developments affecting the supply and demand in the China Foreign Exchange Trading System market. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China.

As of June 30, 2023 the Group only had significant exposure to US$. If CNY had strengthened/weakened by 5% against US$ with all other variables held constant, the Loss (profit) for the period ended June 30, 2023 would have been approximately CNY12,472 higher/lower (the income for the period ended June 30, 2022 would have been approximately CNY951 lower/higher), mainly as a result of foreign exchange losses and gains arising from translation of US$-denominated liabilities and deposits. Loss (profit) was more sensitive to the fluctuation in CNY/US$ exchange rates in the period ended June 30, 2023 than in the period ended June 30, 2022, mainly due to the increase in the US$ denominated liabilities.

(c) Interest rate risk

The fair value interest rate risk of the Group mainly arises from long-term loans at fixed rates (see Note 18). As the fluctuation of comparable interest rate (Loan Prime Rate of PRC market) with similar term was relatively low, the Directors are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as of December 31, 2022 and June 30, 2023.

(d) Business and economic risk

The Group's operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 40 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the political, economic and social conditions in the PRC. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

17.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(e) Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, as well as adequate time deposits to meet its liquidity requirements in the short and long term.

The table below summarizes the maturity profile of the Group’s financial liabilities and lease liabilities based on contractual undiscounted payments:

December 31, 2022 (Audited)	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Derivative financial liabilities	824	—	—	—	824
Trade payables	—	20,326	—	—	20,326
Financial liabilities in other payables and accruals	—	6,749	—	—	6,749
Due to related companies	—	3,408	—	—	3,408
Due to the Shareholder	—	7,153	—	—	7,153
Lease liabilities	—	1,387	1,691	243	3,321
Interest-bearing loans and borrowings	—	6,729	29,005	71,197	106,931

	824	45,752	30,696	71,440	148,712

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

17.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

(e) Liquidity risk (continued)

June 30, 2023 (Unaudited)	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	CNY	CNY	CNY	CNY	CNY

Derivative financial liabilities	958	—	—	—	958
Trade payables	—	21,529	—	—	21,529
Financial liabilities in other payables and accruals	—	83,809	—	—	83,809
Due to related companies	—	6,117	—	—	6,117
Due to the Shareholder	—	184,054	—	—	184,054
Lease liabilities	—	1,482	1,051	194	2,727
Interest-bearing loans and borrowings	—	7,159	28,597	67,807	103,563

	958	304,150	29,648	68,001	402,757

June 30, 2023 (Unaudited)	On demand	Less than 1 year	1 to 5 years	More than 5 years	Total
	USD	USD	USD	USD	USD

Derivative financial liabilities	132	—	—	—	132
Trade payables	—	2,968	—	—	2,968
Financial liabilities in other payables and accruals	—	11,555	—	—	11,555
Due to related companies	—	843	—	—	843
Due to the Shareholder	—	25,375	—	—	25,375
Lease liabilities	—	204	145	27	376
Interest-bearing loans and borrowings	—	987	3,943	9,348	14,278

	132	41,932	4,088	9,375	55,527

(f) Capital management

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debt divided by total capitalization. Interest-bearing debt mainly includes lease liabilities and interest-bearing loans and borrowings. Total capitalization includes total equity and interest-bearing debt. The debt to capital ratio was 30.24% and 30.88% as of December 31, 2022 and June 30, 2023, respectively.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

18.	INTEREST-BEARING LOANS AND BORROWINGS

			December 31,	June 30,
			2022	2023	2023
			CNY	CNY	US$
	Interest rate	Maturity	(Audited)	(Unaudited)	(Unaudited)
Non-current interest-bearing loans
Bank loan-secured and guaranteed	5.05%	2024 to 2038	71,000	69,000	9,513

Current interest-bearing loans
Bank loan-secured and guaranteed	5.05%	2023 to 2024	3,000	3,500	483

Total			74,000	72,500	9,996

The bank loan is due to the Bank of Communications and denominated in CNY.

The loan is secured by collection rights, contract assets, intangible assets and trade receivables in connection with the Group's service concession arrangement and 80% equity interest of the Company's subsidiary, Shaoguan Angrui. The loan is also guaranteed by Shanghai Onway Environmental Development Co., Limited (“Shanghai Onway”), the Company’s subsidiary, and Feishang Enterprise, a related company of the Group.

The outstanding balance as of June 30, 2023 is due in annual instalments of CNY1,500 due as of December 31, 2023; CNY4,000 due annually from 2024 to 2028; CNY5,000 due annually from 2029 to 2034; CNY6,000 due in 2035; and CNY5,000 due annually from 2036 to 2038.

F-37

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

19.	EQUITY

(a)	Issued capital

	December 31,	June 30,
	2022	2023	2023
	CNY	CNY	US$
	(Audited)	(Unaudited)	(Unaudited)

Authorized:
10,000,000 preferred shares, no par value	—	—	—
200,000,000 common shares, no par value	—	—	—

Common shares issued and fully paid:
June 30, 2023: 8,197,897*, (December 31, 2022: 40,948,082) common shares, no par value	450,782	450,782	62,146

	Number of shares	Share capital
		CNY	US$

As of January 1, 2022	40,948,082	450,782	62,146

Common shares issued through private placement	—	—	—

As of December 31, 2022 and January 1, 2023	40,948,082	450,782	62,146

Effect of Five-to-One Share Combination*	(32,750,185)	—	—

As of June 30, 2023	8,197,897	450,782	62,146

*	On April 3, 2023, the Company effected a share combination in which all of the Company's issued and outstanding ordinary shares were combined on a 5-to-1 basis. The basic and diluted earnings/(loss) per ordinary share has been retrospectively adjusted to reflect the impact of the share combination. All outstanding options, warrants and other rights to purchase the Company's common shares were adjusted proportionately as a result of the share combination.

(b)	Other capital reserves

Other capital reserves of the Company are mainly for equity-settled share-based compensation, the exercise of stock options, the exercise of warrants, the business combination and the deemed contribution from the Shareholder of the Company and related companies.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

20.  RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the transactions detailed elsewhere in the consolidated financial statements, the Group had the following transactions with related parties during the period:

(a)	Rental of offices as lessee

		Six months ended June 30,
		2022	2023	2023
		CNY	CNY	US$
	Notes	(Unaudited)	(Unaudited)	(Unaudited)

CHNR's share of office rental, rates and others to Anka Consultants Limited (“Anka”) (a)	i	217	218	30
Feishang Management's share of office rental to Feishang Enterprise(b)	ii	84	84	12
Shenzhen New Precise Space-Time Technology Co., Limited (“Shenzhen New PST”)’s share of office rental to Feishang Enterprise(b)	iii	15	45	6

(i)	The Company signed a contract with Anka to lease 184 square meters of office premises for two years, from July 1, 2022 to June 30, 2024. The agreement also provides that the Company shares certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration services provided by Anka.

(ii)	On October 1, 2021, Feishang Management signed an office-sharing agreement with Feishang Enterprise, which will expire on September 30, 2023. Pursuant to the agreement, Feishang Management shares 40 square meters of office premises for 2 years.

(iii)	Shenzhen New PST signed a contract with Feishang Enterprise to lease 96 square meters of office premises annually. The latest contract is from March 14, 2023 to March 13, 2024.

(b)	Other transactions with related parties

On February 27, 2023, the Company entered into a sale and purchase agreement (the “SPA”) with Feishang Group and Top Pacific (China) Limited (together, the “Sellers”), and the respective beneficial owner of the sellers, Mr. Li Feilie and Mr. Yao Yuguang, to acquire 100% equity interests of Greatfame Investments Limited, which owns 100% equity interest in Williams Minerals (Pvt) Ltd (“Williams Minerals”) (the “Acquisition”). Williams Minerals owns the mining permit for the Zimbabwean lithium mine. The consideration to be paid by the Company for the Acquisition will be calculated by multiplying the qualified measured, indicated and inferred resources quantity of lithium oxide proven to be in the mine by independent technical reports by a unit price of US$500 per ton, less certain due diligence costs and expenses incurred by the Company for the issuance of the independent technical reports.

According to the SPA, the Company issued a US$24,500 promissory note and a US$10,500 promissory note to Feishang Group and Top Pacific (China) Limited respectively on April 14, 2023 to proceed with the acquisition. The Company recognized a liability due to shareholders amounted to US$24,500 (CNY176,901, Note20(c))* and other payable amounted to US$10,500 (CNY75,815, Note 15)* respectively for the present obligations of these two promissory notes with corresponding non-current assets amounted to US$35,000 (CNY252,716, Note 12)*.

* As the transaction is denominated in US$ per SPA, the corresponding transaction amount was translated into Hong Kong dollars, the functional currency of the Company and reported as CNY at June 30, 2023.

(a)	Anka is jointly owned by Mr. Wong Wah On Edward and Mr. Tam Cheuk Ho, who are officers of the Company.

(b)	Feishang Enterprise is controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

20.  RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(b) Other transactions with related parties (Continued)

Completion of the transaction as contemplated by the SPA is contingent upon the satisfaction of a number of conditions, including, among other things, the issuance of independent technical reports, the actual quantity of qualified lithium oxide metal resources proven or estimated to exist in each mining area covered by the relevant report, and the Company’s full settlement of the purchase consideration.

(c) Balances with related companies

The Company’s balances with related companies are unsecured and non-interest bearing. Feishang Enterprise and the Shareholder have provided letters stating their continuous financial support to the Group and that they will not recall any amounts due to them until the Group has sufficient liquidity to finance its operations. The balances are summarized as follows:

		December 31,	June 30,
		2022	2023	2023
		CNY	CNY	US$
	Notes	(Audited)	(Unaudited)	(Unaudited)

Current:
Payable to related companies:
Feishang Enterprise(a)	i	495	2,262	312
Guizhou Feishang Energy Co., Ltd (“Guizhou Feishang”) (a)	ii	—	800	110
Anka Capital(b)		2,913	3,055	421
		3,408	6,117	843

Payable to the Shareholder:
Feishang Group(a)	iii	7,153	7,153	987
Feishang Group(a)	iv	—	176,901	24,388
		7,153	184,054	25,375

Lease liabilities to related parties
Anka(b)		1,022	725	100
		1,022	725	100

(i)	The payable to Feishang Enterprise by Feishang Management represents the net amount of advances from Feishang Enterprise. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(ii)	The payable to Guizhou Feishang represents the net amount of advances from Guizhou Feishang. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(iii)	The payable to Feishang Group represents the net amount of advances from Feishang Group. The balance is unsecured and interest-free. The balance is repayable when the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

(iv)	The payable to Feishang Group represents the net amount of acquisition of mining rights in Zimbabwe. For more details, please refer to Note 20 (b).

(a)	Feishang Enterprise, Feishang Group and Guizhou Feishang are controlled by Mr. Li Feilie, who is the controlling shareholder of the Company.

(b)	Anka Capital and Anka are each jointly owned by Wong Wah On Edward and Tam Cheuk Ho, who are officers of the Company.

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CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Amounts in thousands, except share and per share data)

20.	RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

(d) Compensation of key management personnel of the Group

	Six months ended June 30,
	2022	2023	2023
	CNY	CNY	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Wages, salaries and allowances	618	575	79
Housing subsidies	11	7	1
Contribution to pension plans	43	28	4

	672	610	84

The amounts disclosed in the table are the amounts recognized as expenses during the respective period related to key management personnel.

21.  COMMITMENTS

At June 30 2023, the Company had capital commitments of CNY2,432 (December 31 2022: Nil) associated with mineral exploration for the Zimbabwean lithium mine. The corresponding capital expenditures will be paid along with the progress of the exploration works once the mine formally enters into the exploration phase.

22.  SUBSEQUENT EVENTS

On July 28, 2023, the Company entered into a Sale and Purchase Agreement (“SPA”) with Feishang Group. Pursuant to the SPA, the Company agreed to sell 100% equity interest of Precise Space-Time Technology Limited (“PSTT”) to Feishang Group, together with PSTT’s outstanding payable owed to the Company, for consideration of approximately CNY95,761 comprising: (i) CNY-34,197, the fair value of 100% equity interest of PSTT as determined by the independent valuation report dated July 28, 2023. (ii) CNY129,958, the book value of PSTT’s outstanding payable owed to the Company.

PSTT, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway and Shanghai Onway’s subsidiaries which are principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC and PPP projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services. After PSTT’s disposition, the Company will discontinue the operation in wastewater treatment segment and continue engaging in the exploration and mining business.

23.  APPROVAL OF THE INTERIM FINANCIAL STATEMENTS

These interim condensed consolidated financial statements were approved by the Board of Directors on December 22, 2023.

F-41

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion contains statements that constitute forward-looking statements within the meaning of the U.S. federal securities laws. These statements appear in a number of places throughout this report and include, without limitation, statements regarding the intent, belief and current expectations of China Natural Resources, Inc. (the “Company,” and together with its subsidiaries, the “Group”), its directors or its officers with respect to the applicability of US taxes to the Company, the availability of internally generated funds and funds for the payment of operating expenses, the sufficiency of working capital for present operations and over the next twelve months and access to capital, and its intent to locate and execute on strategic opportunities. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties regarding the governmental, economic and political circumstances in the PRC; the impact on the Company’s financial position, growth potential and business of an investment in the wastewater treatment sector of the PRC generally and in PST Technology and Shanghai specifically; the experience, supply chain and customer relationships and market insights of the PST Technology team, the growth potential of the wastewater treatment and environmental protection industries in the PRC; uncertainties related to the Company’s ability to identify potential partners or acquisition targets as it considers strategic alternatives, including in the healthcare and other non-natural resources sectors; uncertainties associated with metal price volatility; uncertainties concerning the viability of mining and estimates of reserves at the Company’s Wulatehouqi Moruogu Tong Mine in Inner Mongolia; uncertainties related to geopolitical events and conflicts, such as the conflict between Russia and Ukraine; uncertainties regarding the impact of the COVID-19 pandemic on domestic PRC and global economic conditions, demand for the mineral reserves that we may locate or extract, our workforce, whether due to illness or restrictions on movement, and on the price of our common shares; uncertainties related to possible future increases in operating expenses; the fluctuations of interest rates and foreign exchange rates; the results of the next assessment by the Staff of the Nasdaq Listing Qualifications department of the Company’s compliance with the Nasdaq Listing Rules; uncertainties related to the political situation between the PRC and the United States, the ability of the Public Company Accounting Oversight Board to inspect auditors located in the PRC and Hong Kong, the implementation by the U.S. Securities and Exchange Commission of more stringent disclosure and/or other requirements for companies located in the PRC, potential negative impacts on companies with operations in the PRC that are listed on exchanges in the United States, and increasing regulation by PRC government agencies of companies located in the PRC but listed elsewhere; and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including without limitation the information set forth in our Annual Reports on Form 20-F under the heading “Risk Factors.” When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

REVENUE

Revenue for the six months ended June 30, 2023 was CNY12.22 million (US$1.68 million), as compared to CNY16.07 million for the same period in 2022. The decrease was mainly caused by the drop of revenue from construction contracts as the number of the projects and construction progress in the first half of 2023 were both lower than those in the first half of 2022.

COST OF SALES

Cost of sales for the six months ended June 30, 2023 was CNY5.38 million (US$0.74 million), as compared to CNY8.77 million for the same period in 2022. This decrease was in accordance with the progress recognition of revenue in the first half of 2023.

SELLING AND DISTRIBUTION EXPENSES

Selling and distribution expenses for the six months ended June 30, 2023 was CNY0.42 million (US$0.06 million), as compared to CNY0.41 million for the same period in 2022. No material fluctuation was noted for the comparative periods.

42

ADMINISTRATIVE EXPENSES

Administrative expenses for the six months ended June 30, 2023 were CNY10.02 million (US$1.38 million), as compared to CNY8.73 million for the same period in 2022. The increase was mainly due to the professional service fees incurred in 2023 in relation to the Company’s potential acquisition of Zimbabwe lithium mines.

OTHER INCOME

Other income for the six months ended June 30, 2023 were CNY0.64 million (US$0.09 million), as compared to CNY0.73 million for the same period in 2022. No material fluctuation was noted for the comparative periods.

FAIR VALUE GAIN/ (LOSS) ON FINANCIAL INSTRUMENTS

Fair value loss on financial instruments for the six months ended June 30, 2023 was CNY0.09 million (US$0.01 million), as compared to a gain of CNY0.56 million for the same period in 2022. The amount represented the fluctuation of fair values of the Company’s outstanding warrants.

IMPAIRMENT LOSSES ON FINANCIAL ASSETS

Impairment losses on financial assets for the six months ended June 30, 2023 was CNY10.76 million (US$1.48 million), as compared to CNY2.97 million for the same period in 2022. The increase was mainly due to the increased expected credit loss on the loan and interest receivable from an unrelated company, Shenzhen Chaopeng Investment Co., Ltd and contract assets related to construction contracts.

FINANCE COSTS

Finance costs for the six months ended June 30, 2023 were CNY1.93 million (US$0.27 million), as compared to CNY1.82 million for the same period in 2022. No material fluctuation was noted for the comparative periods.

FINANCE INCOME

Finance income for the six months ended June 30, 2023 were CNY8.10 million (US$1.12 million), as compared to CNY9.38 million for the same period in 2022. The decrease was mainly caused by the decrease of interest income on revenue contracts with significant financing component.

INCOME TAX EXPENSE/(BENEFIT)

Management believes that the Company is not subject to US taxes.

Under the current laws of the British Virgin Islands (“BVI”), dividends and capital gains arising from the Company’s investments in the BVI are not subject to income tax and no withholding tax is imposed on payments of dividends to the Company.

The Company's subsidiaries in the PRC are generally subject to a PRC enterprise income tax rate of 25% applicable to both foreign-invested enterprises and domestic companies, with the exception of the subsidiary which engages in the environmental protection service concession arrangement and is subject to tax at a preferential tax rate of 12.5% for the three-year period since 2022.

The income tax expense was CNY1.83 million (US$0.25 million) for the six months ended June 30, 2023, as compared to CNY0.36 million for the same period in 2022. The increase was mainly attributable to the decrease of deferred tax income as it is not probable that future taxable profits will be available, so the Company did not recognize deferred tax assets for the changes of deductible temporary difference for the six months ended June 30, 2023.

PROFIT/(LOSS) FOR THE PERIOD

Loss for the six months ended June 30, 2023 was CNY9.46 million (US$1.30 million) as compared to a profit of CNY3.67 million for the six months ended June 30, 2022. The loss in the first half of 2023 was mainly due to the increase in both impairment loss on financial assets and administrative expenses and decrease in finance income.

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LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary liquidity needs are to fund operating expenses, capital expenditures and acquisitions. To date, the Company financed its working capital requirements and capital expenditures through internally generated cash from prior years, bank loan, non-interest-bearing loans from the related parties, funds provided pursuant to the mutual cooperation agreement with Bayannaoer Jijincheng Mining Co., Ltd., and the issuance of shares and warrants in 2021. As we are actively exploring new business opportunities in lithium resources in Zimbabwe, we may face growing shortage of working capital in the near future. Feishang Group Limited and Feishang Enterprise Group Company Limited, related parties which have provided non-interest-bearing loans, have confirmed they will not recall any amounts due to them until the Group is in a position to settle the amounts due without having a detrimental impact on the financial resources of the Group.

Net cash from operating activities for the six months ended June 30, 2023 was CNY3.05 million (US$0.42 million), as compared to net cash outflows of CNY4.48 million for the corresponding period in 2022. The increase of cash inflows from operating activities was mainly caused by the net effect of increases in both trade receivable and payables in 2023.

Net cash used in investing activities for the six months ended June 30, 2023 was CNY1.05 million (US$0.15 million), as compared to CNY3.00 thousand for the corresponding period in 2022. The cash outflows in 2023 mainly represent expenditures on mine development.

Net cash used in financing activities for the six months ended June 30, 2023 was CNY1.60 million (US$0.22 million), as compared to CNY3.90 million for the corresponding period in 2022. The decrease in cash used in financing activities was a result of decrease in net repayments to related parties in 2023.

The following summarizes the Company's financial condition and liquidity at the dates indicated:

	December 31,		June 30,
	2022		2023
	(Audited)		(Unaudited)
Current ratio	3.05	x	0.62	x
Working capital (CNY'000)	132,288		(125,232)

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors.

OTHER INFORMATION

On July 28, 2023, the Company entered into a Sale and Purchase Agreement (“SPA”) with Feishang Group. Pursuant to the SPA, the Company agreed to sell 100% equity interest of Precise Space-Time Technology Limited (“PSTT”) to Feishang Group, together with PSTT’s outstanding payable owed to the Company, for consideration of approximately CNY95,761,119 comprising: (i) CNY-34,197,300, the fair value of 100% equity interest of PSTT as determined by the independent valuation report dated July 28, 2023. (ii) CNY129,958,419, the book value of PSTT’s outstanding payable owed to the Company.

PSTT, through its wholly owned subsidiaries, owns a 51% equity interest Shanghai Onway Environmental Development Co., Limited (“Shanghai Onway”) and Shanghai Onway’s subsidiaries which are principally engaged in the development of rural wastewater treatment technologies, the provision of equipment and materials for rural wastewater treatment, undertaking EPC and PPP projects in relation to rural wastewater treatment, and the provision of consulting and professional technical services. After PSTT’s disposition, the Company will discontinue the operation in wastewater treatment segment and continue engaging in the exploration and mining business.

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